Exhibit 99.1

MOGU Announces Second Quarter Fiscal Year 2020 Unaudited Financial Results

-    Live Video Broadcast Business (“LVB”) Maintains Triple Digit Growth Momentum

-    LVB Increasingly Accounting for Larger Proportion of GMV, Expanding to 39% of Total GMV

-    LVB Hours per Day Increased to 3,400 Hours in September 2019

-    Nearly 2,000 New LVB Hosts Registered During the Quarter

HANGZHOU, China, November 29, 2019 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading online fashion and lifestyle destination in China, today announced its unaudited financial results for the second quarter of fiscal year 2020 ended September 30, 2019.

Mr. Qi Chen, Chairman and Chief Executive Officer of MOGU, commented, “China’s Internet space has evolved extensively over the years with verticals that once stood apart from each other, such as social media, e-commerce, entertainment, and lifestyle services, now merging with one another. A constant stream of new breeds of business models are being created everyday. This trend has picked up in recent years, something which we are acutely aware of. MOGU was built with a specific mission in mind—to make fashion accessible to everyone. It has been a challenging journey, but like this new breed of business models, we have evolved with the times, overcoming many challenges in the past 9 years while remaining fully committed to this mission. We strategically began building an innovative key opinion leader (“KOL”)-driven social shopping experience with an integrated supply chain to rapidly adapt our business to a changing market and incorporate growing trends. We believe this unique model is more in line with the future direction of the industry and is more suitable than the traditional storefront and online merchandise-based marketplace models. Our KOLs play a central role in here with their exceptional abilities to understand, influence and serve users while at the same time significantly improving overall industry efficiency by better consolidating the existing fashion supply chain in China. Building on this model will allow us to focus on our mission while driving long-term and sustainable growth.”

“Empowering KOLs is the key to building an engaging and comprehensive fashion and lifestyle destination for our users. The strategies we laid out last quarter to expand our KOL-centered platform and LVB business to scale are gaining momentum. First, we expanded our LVB host talent pool and recruited nearly 2,000 new hosts during the quarter to increase the diversity of fashion and lifestyle-related content. Many of these new hosts have a wide range of talents and come from different backgrounds outside of the e-commerce world including personal stylists, fitness and yoga instructors, make-up artists, cooking teachers, and painting and singing instructors among others. We also rolled out designated content channels for these new KOLs within the app. Second, we are investing more in building a catalog of KOL-generated short video content to enhance the exposure of our KOLs to consumers, especially during off-peak hours when they aren’t broadcasting. This is critical for improving user conversion rates and driving consumption on our platform. Third, we strengthened our infrastructure by rapidly expanding the pool of premium suppliers we work with both in terms of depth (total number) and scope (various categories they cover). This will be crucial for cultivating a rich community of new KOLs and LVB hosts and differentiating ourselves within the sector. We also continued to develop new LVB technology and mini programs to diversify hosts’ product selection and enhance the user experience.”

1 / 11

“In an effort to enhance the synergies between our rapidly growing LVB business and marketplace business, we started to integrate the back-end supply chains of both businesses. We believe this will not only help extend the shelf time of LVB merchandise, but also generate enormous synergies and improve the quantity and quality of merchandise on offer through our marketplace.”

“These efforts are yielding solid results with growth of our LVB business accelerating in the triple digits. Our LVB business is also contributing more meaningfully to GMV, accounting for 39.1% of total GMV during the quarter, double that from a year ago and up 7.6% from the previous quarter. LVB hours per day also started to increase, exceeding 3,400 hours in September 2019, up 10% from the previous quarter. We expect these trends will continue in the quarters ahead.”

“We understand the challenges ahead of us, and are making targeted investments now to enhance our LVB e-commerce infrastructure and technology and stay ahead of other players who are trying to enter the space to benefit from the enormous market opportunity. At the same time, we are working to increase monetization of our rapidly growing LVB business as it increasingly contributes a larger proportion of GMV. We are confident that, through the continuous innovation and execution of our differentiated strategies, the next-generation KOL-centered platform we are developing will sustainably drive long-term user expansion and growth.”

Ms. Helen Wu, Chief Financial Officer of MOGU, commented, “Total revenues were RMB197.9 million during the quarter, driven by commission revenues which increased 3.3% year-over-year to RMB101.3 million and partially offset the 30.8% year-over-year decrease in marketing revenues. The increase in commission revenues was mainly driven by robust growth in our LVB business. We expect our LVB business to continue to generate strong growth in the foreseeable future as we execute our strategies. The decrease in marketing service revenue was due to the restructuring our marketplace business with a greater focus on the LVB business. Going forward, we expect commission revenues to continue driving total revenues and our LVB business to increasingly account for a more significant portion of our business.”

Second Quarter Fiscal Year 2020 Highlights

•

Gross Merchandise Value (GMV1) for the second quarter of fiscal year 2020 was RMB4,167 million, an increase of 8.1% year-over-year. GMV for the twelve-month period ended September 30, 2019 was RMB17,825 million (US$2,493.8 million2), an increase of 9.7% year-over-year.

•

Live Video Broadcast business continued to grow strongly with associated GMV for the second quarter of fiscal year 2020 increasing 115.2% year-over-year to RMB1,629 million, and average APP MAUs who clicked on a LVB in the quarter increasing 76.2% year-over-year. LVB associated GMV contributed 39.1% of total GMV during the quarter. Active buyers of LVB business in the twelve-month period ended September 30, 2019 grew 64.0% year-over-year to 2.9 million.

[1]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

[2]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2019, which was RMB7.1477 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

2 / 11

•

Total revenues for the second quarter were RMB197.9 million (US$27.7 million), a decrease of 15.3% year-over-year. Commission revenues grew 3.3% year-over-year while marketing revenues decreased 30.8% year-over-year.

•	Active buyers[3] in the twelve-month period ended September 30, 2019 reached 28.8 million, a decrease of 12.3% compared to the same period last year.

Second quarter Fiscal Year 2020 Financial Results

Total revenues decreased by 15.3% to RMB197.9 million (US$27.7 million) from RMB233.6 million during the same quarter of fiscal year 2019. The decreases in marketing services revenues and other revenues were partially offset by the increase in commission revenues.

•	Commission revenues increased by 3.3% to RMB101.3 million (US$14.2 million) from RMB98.1 million in the same period of fiscal year 2019, primarily attributable to an increase in LVB-associated GMV.

•

Marketing services revenues decreased by 30.8% to RMB63.1 million (US$8.8 million) from RMB91.3 million in the same period of fiscal year 2019. The decrease was primarily due to the Company’s shift in strategic focus and towards growing its LVB business as well as a decrease in spending by long-tail merchants on marketing services as a result of the ongoing optimization and upgrade of merchant structure in our marketplace.

•

Other revenues decreased by 24.3% to RMB33.5 million (US$4.7 million) from RMB44.2 million in the same period of fiscal year 2019, primarily due to a decrease in the online direct sales and technology supporting services the Company provided to a newly established equity investee during the same quarter in last fiscal year which has since then gradually expanded its back office technology supporting functions.

Cost of revenues decreased by 3.8% to RMB76.0 million (US$10.6 million) from RMB79.0 million in the same period of fiscal year 2019, primarily due to the decreases in payment handling costs and costs associated with decreased online direct sales, which was partially offset by an increase in IT-related expenses associated with the LVB business.

Sales and marketing expenses decreased by 7.1% to RMB180.8 million (US$25.3 million) from RMB194.7 million in the same period of fiscal year 2019, primarily due to lower spending on user acquisition expenses and user incentive program, which was partially offset by an increase in branding and marketing spending.

Research and development expenses decreased by 17.5% to RMB50.3 million (US$7.0 million) from RMB60.9 million in the same period of fiscal year 2019, primarily due to a decrease in payroll costs which were in line with a decrease in headcount as a result of headcount optimization.

General and administrative expenses increased by 6.5% to RMB39.5 million (US$5.5 million) from RMB37.1 million in the same period of fiscal year 2019, primarily due to an increase in payroll costs.

[3]

“Active buyers” refers to registered user accounts that placed one or more orders on MOGU’s platform in a given period, regardless of whether the products are sold, delivered or returned. If a buyer registered two or more user accounts on MOGU’s platform and placed orders on its platform through each of those registered user accounts, the number of active buyers would, under this methodology, be counted as the number of registered user accounts that such buyer used to place the orders.

3 / 11

Amortization of intangible assets increased by 39.1% to RMB76.8 million (US$10.7 million) from RMB55.2 million in the same period of fiscal year 2019, primarily due to an increase in the amortization of intangible assets recorded as a result of the business cooperation agreement that MOGU entered into with Tencent which became effective from April 2019.

Loss from operations was RMB223.6 million (US$31.3 million), compared to loss from operations of RMB191.9 million in the same period of fiscal year 2019.

Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB326.6 million (US$45.7 million), compared to a net loss attributable to MOGU Inc’s ordinary shareholders of RMB453.7 million in the same period of fiscal year 2019.

Adjusted EBITDA4 was negative RMB124.6 million (US$17.4 million), compared to negative RMB113.1 million in the same period of fiscal year 2019.

Adjusted net loss5 was RMB196.9 million (US$27.6 million), compared to adjusted net loss of RMB110.8 million in the same period of fiscal year 2019.

Basic and diluted loss per ADS were RMB3.0 (US$0.42) and RMB3.0 (US$0.42), respectively, compared with RMB17.73 and RMB17.73, respectively, in the same period of fiscal year 2019. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB1,288.1 million (US$180.2 million) as of September 30, 2019, compared with RMB1,489.7 million as of March 31, 2019.

Conference Call

MOGU’s management will host an earnings conference call at 6:30 AM U.S. Eastern Time on Monday, November 29, 2019 (7:30 PM Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 647 689 5649
Mainland China, North:	+86 108 007 141 191
Mainland China, South:	+86 108 001 401 195
United States:	+1 877 824 0239
Hong Kong:	+852 8009 1563
Passcode:	Mogu

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on December 6, 2019.

[4]

Adjusted EBITDA represents net loss before (i) interest income, loss from investments, net, income tax benefits and share of results of equity investee, and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release...

[5]

Adjusted net loss represents net loss excluding (i) loss from investments, net, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

4 / 11

Dial-in numbers for the replay are as follows:

International:	+1 416 621 4642
United States:	+1 800 585 8367
Passcode:	7378575

A live and archived webcast of the conference call will be available on the Investor Relations section of MOGU’s website at http://ir.mogu-inc.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net profit/(loss) as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, loss from investments, net, income tax benefits, share of results of equity investee, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net profit/(loss) as net loss excluding loss from investments, net, share-based compensation expenses, amortization of intangible assets, and adjustments for tax effects. Beginning from the second quarter of fiscal year 2020, we combined each of (i) investment gain/(loss), (ii) gain on deconsolidation of a subsidiary and (iii) gain from investment disposals, into loss from investments. The related financial statements prior to July 1, 2019 have been recast to reflect this change. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

5 / 11

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MOGU’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading online fashion and lifestyle destination in China. MOGU provides young people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. Through innovative use of content, MOGU’s platform provides a vibrant and dynamic community for people to discover and share the latest fashion trends with others, and offers users a truly comprehensive shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Sean Zhang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

6 / 11

MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of September 30,
	2019	2019
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,276,710	898,268	125,672
Restricted cash	1,006	806	113
Short-term investments	212,000	389,000	54,423
Inventories, net	5,042	3,165	443
Loan receivables, net	120,901	139,717	19,547
Prepayments and other current assets	161,249	142,449	19,929
Amounts due from related parties	1,789	524	73

Total current assets	1,778,697	1,573,929	220,200

Non-current assets:
Property, equipment and software, net	11,975	15,422	2,158
Intangible assets, net	1,001,967	1,003,071	140,335
Goodwill	1,568,653	1,568,653	219,463
Investments	241,721	112,108	15,684
Other non-current assets	763	17,419	2,437

Total non-current assets	2,825,079	2,716,673	380,077

Total assets	4,603,776	4,290,602	600,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,989	26,282	3,677
Salaries and welfare payable	22,112	54,005	7,556
Advances from customers	1,177	248	35
Taxes payable	5,844	4,408	617
Amounts due to related parties	9,393	7,278	1,018
Accruals and other current liabilities	492,385	435,990	60,996
Total current liabilities	548,900	528,211	73,899

Non-current liabilities:
Deferred tax liabilities	2,485	23,765	3,325
Other non-current liabilities	4,722	4,299	601

Total non-current liabilities	7,207	28,064	3,926

Total liabilities	556,107	556,275	77,825

Shareholders’ equity
Ordinary shares	177	180	25
Treasury stock	—	(3,483)	(487)
Statutory reserves	2,475	2,475	346
Additional paid-in capital	9,392,737	9,433,875	1,319,848
Accumulated other comprehensive income	77,795	173,905	24,330
Accumulated deficit	(5,425,515)	(5,872,625)	(821,610)

Total MOGU Inc. shareholders’ equity	4,047,669	3,734,327	522,452

Total shareholders’ equity	4,047,669	3,734,327	522,452

Total liabilities and shareholders’ equity	4,603,776	4,290,602	600,277

7 / 11

MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended September 30,			For the six months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Commission revenues	98,074	101,315	14,174	215,653	230,697	32,276
Marketing services revenues	91,264	63,130	8,832	193,053	152,374	21,318
Other revenues	44,216	33,478	4,684	80,775	63,714	8,914
Total revenues	233,554	197,923	27,690	489,481	446,785	62,508

Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(79,003)	(75,972)	(10,629)	(152,315)	(136,576)	(19,108)
Sales and marketing expenses	(194,654)	(180,758)	(25,289)	(360,808)	(325,719)	(45,570)
Research and development expenses	(60,915)	(50,258)	(7,031)	(123,984)	(106,440)	(14,892)
General and administrative expenses	(37,072)	(39,482)	(5,524)	(73,688)	(73,698)	(10,311)
Amortization of intangible assets	(55,235)	(76,815)	(10,747)	(83,229)	(141,284)	(19,766)
Other income /(expenses), net	1,461	1,775	248	(3,852)	8,032	1,124
Loss from operations	(191,864)	(223,587)	(31,282)	(308,395)	(328,900)	(46,015)
Interest income	8,801	7,405	1,036	16,698	15,788	2,209
Loss from investments, net	—	(32,632)	(4,565)	—	(32,632)	(4,565)
Loss before income tax and share of results of equity investees	(183,063)	(248,814)	(34,811)	(291,697)	(345,744)	(48,371)
Income tax benefits	5,599	578	81	10,577	241	34
Share of results of equity investee	(3,215)	(78,348)	(10,961)	(22,210)	(101,607)	(14,215)
Net loss	(180,679)	(326,584)	(45,691)	(303,330)	(447,110)	(62,552)

Net loss attributable to MOGU Inc.	(180,679)	(326,584)	(45,691)	(303,330)	(447,110)	(62,552)
Accretion on convertible redeemable preferred shares to redemption value	(183,985)	—	—	(370,641)	—	—
Deemed dividends to preferred shareholders	(89,076)	—	—	(89,076)	—	—

Net loss attributable to MOGU Inc’s ordinary shareholders	(453,740)	(326,584)	(45,691)	(763,047)	(447,110)	(62,552)
Net loss	(180,679)	(326,584)	(45,691)	(303,330)	(447,110)	(62,552)

8 / 11

Other comprehensive income/(loss):
Foreign currency translation adjustments, net of nil tax	33,141	49,756	6,961	79,157	103,137	14,429
Share of other comprehensive (loss) /income of equity method investee	(1,025)	110	15	(144)	(268)	(38)
Unrealized securities holding (losses)/gains, net of tax	(164)	(6,759)	(946)	3,252	(6,759)	(946)
Total comprehensive loss	(148,727)	(283,477)	(39,661)	(221,065)	(351,000)	(49,107)
Total comprehensive loss attributable to MOGU Inc.	(148,727)	(283,477)	(39,661)	(221,065)	(351,000)	(49,107)
Net loss attributable to MOGU Inc’s ordinary shareholders	(453,740)	(326,584)	(45,691)	(763,047)	(447,110)	(62,552)

Net loss per share attributable to ordinary shareholders
Basic	(0.71)	(0.12)	(0.02)	(1.26)	(0.16)	(0.02)
Diluted	(0.71)	(0.12)	(0.02)	(1.26)	(0.16)	(0.02)

Net loss per ADS
Basic	(17.73)	(3.00)	(0.42)	(31.50)	(4.12)	(0.58)
Diluted	(17.73)	(3.00)	(0.42)	(31.50)	(4.12)	(0.58)

Weighted average number of shares used in computing net loss per share
Basic	639,866,744	2,720,892,161	2,720,892,161	606,682,546	2,702,715,560	2,702,715,560
Diluted	639,866,744	2,720,892,161	2,720,892,161	606,682,546	2,702,715,560	2,702,715,560

Share-based compensation expenses included in:
Cost of revenues	3,179	1,434	201	6,897	(1,525)	(213)
General and administrative expenses	11,729	12,137	1,698	26,511	21,451	3,001
Sales and marketing expenses	1,704	2,498	349	4,135	5,271	737
Research and development expenses	3,853	4,514	632	8,460	9,122	1,276
	20,465	20,583	2,880	46,003	34,319	4,801

9 / 11

MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the three months ended			For the six months ended
	September 30,			September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(246,825)	(89,391)	(12,506)	(264,398)	(119,270)	(16,686)
Net cash used in investing activities	(88,110)	(148,798)	(20,818)	(144,733)	(267,947)	(37,487)
Net cash provided by/(used in) financing activities	11,172	(18,966)	(2,653)	12,164	(25,773)	(3,606)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	26,628	17,814	2,492	64,040	34,348	4,805
Net decrease in cash and cash equivalents and restricted cash	(297,135)	(239,341)	(33,485)	(332,927)	(378,642)	(52,974)
Cash and cash equivalents and restricted cash at beginning of period	1,189,605	1,138,415	159,270	1,225,397	1,277,716	178,759
Cash and cash equivalents and restricted cash at end of period	892,470	899,074	125,785	892,470	899,074	125,785

10 / 11

MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the three months ended			For the six months ended
		September 30,			September 30,
		2018	2019		2018	2019
		RMB	RMB	US$	RMB	RMB	US$
	Net loss	(180,679)	(326,584)	(45,691)	(303,330)	(447,110)	(62,552)
Add:	Share of result of equity investees	3,215	78,348	10,961	22,210	101,607	14,215
Add:	Loss from investments, net	—	32,632	4,565	—	32,632	4,565
Less:	Income tax benefits	(5,599)	(578)	(81)	(10,577)	(241)	(34)
Less:	Interest income	(8,801)	(7,405)	(1,036)	(16,698)	(15,788)	(2,209)
	Loss from operations	(191,864)	(223,587)	(31,282)	(308,395)	(328,900)	(46,015)
Add:	Share-based compensation expenses	20,465	20,583	2,880	46,003	34,319	4,801
Add:	Amortization of intangible assets	55,235	76,815	10,747	83,229	141,284	19,766
Add:	Depreciation of property and equipment	3,045	1,626	227	7,155	3,465	485
	Adjusted EBITDA	(113,119)	(124,563)	(17,428)	(172,008)	(149,832)	(20,963)
	Net loss	(180,679)	(326,584)	(45,691)	(303,330)	(447,110)	(62,552)
Add:	Loss from investments, net	—	32,632	4,565	—	32,632	4,565
Add:	Share based compensation	20,465	20,583	2,880	46,003	34,319	4,801
Add:	Amortization of intangible assets	55,235	76,815	10,747	83,229	141,284	19,766
Less:	Adjusted for tax effects	(5,817)	(387)	(54)	(11,634)	(387)	(54)
	Adjusted net loss	(110,796)	(196,941)	(27,553)	(185,732)	(239,262)	(33,474)

11 / 11